UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      May 18, 2006


Mr. James Lewis Connor, III
Senior Vice President, General Counsel and Corporate Secretary
Helix Energy Solutions Group, Inc.
400 N. Sam Houston Parkway E., Suite 400
Houston, Texas 77060

Re:	Helix Energy Solutions Group, Inc.
      Amendment No. 1 to Form S-4
      	Filed May 16, 2006
      	File No. 333-132922

Dear Mr. Connor:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Condensed Combined Pro Forma Financial Data, page 175

1.	We note your response to prior comment 1 explaining that you have completed your review of the significant accounting policies of
Remington, and that you updated disclosure on pages 26 and 175 to indicate that the accounting policies for Helix and Remington are comparable. However, we note that your disclosure on page 26 states that material revisions could be necessary as the accounting policy review is finalized. Please revise your disclosure on page 26 to be consistent with your disclosure on page 175, if this would result in an accurate representation.

2.	We understand from your response to prior comment 3 that you have not yet settled on the extent of the minority stake in your Shelf Contracting business that will be sold, or the terms under which that sale will occur, and have therefore included disclosure indicating only that it would fall within the range between zero and
50 percent (i.e. a minority stake). It would be helpful for you to narrow this range on the basis of information that is known, and the deliberations in which you have been engaged; or to otherwise clarify that your planned sale could reasonably occur at any point within this range, if true.

3.	We note you expanded disclosure about the interest rates
utilized in your pro forma adjustments in response to prior comment
5. However, such disclosure does not convey that your estimated interest rate is based on the terms of your proposed credit facilities, as suggested in your written reply. We reissue prior comment 5.

4.	We have read your response to prior comment 8, stating that
working capital assets and liabilities are "...assigned fair values
which approximate historical book values," while continuing to disclose that such assets and liabilities "...were valued at their historical book values...."  As previously advised, we believe that
you need to base your preliminary allocation on estimates of fair value for the assets and liabilities being acquired.

If you believe the historical values approximate fair value, you could explain that you have estimated the fair values of the assets and liabilities acquired based on the historical carrying amounts, if that is your view.

Further, although the consulting firm you have engaged has not yet completed the appraisal, you should be prepared to name that firm and obtain a consent for inclusion in any registration statement that includes a reference similar to the one you have made in the Form S-
4, or which is otherwise incorporated into a registration statement, once that appraisal is complete and utilized in preparing your financial statements.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lily Dang at 202-551-3867, or in her absence, me at 202-551-3686 with any questions regarding the financial statements or related matters. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3685 with any other questions.

      Sincerely,


      Tangela Richter
      Branch Chief


cc:	Arthur H. Rogers, Esq.
      K. Hiller (SEC)
      L. Dang (SEC)
      D. Levy (SEC)


Mr. James Lewis Connor, III
Helix Energy Solutions Group, Inc.
Page 4